April 15, 2020

Andreas Michalopoulos
Chief Financial Officer
Performance Shipping Inc.
Pendelis 18
175 64 Palaio Faliro
Athens, Greece

       Re: Performance Shipping Inc.
           Registration Statement on Form F-3
           Filed April 10, 2020
           File No. 333-237637

Dear Mr. Michalopoulos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Edward Horton